August 13, 2012

Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Arden Sage Triton Fund, L.L.C. ("Triton"), Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. ("TEI Institutional"), Arden Sage Multi-Strategy Fund, L.L.C. ("Multi-Strategy"), Arden Sage Multi-Strategy Institutional Fund, L.L.C. ("Multi-Strategy Institutional") (collectively, the "Feeder Funds") and Arden Sage Multi-Strategy Master Fund, L.L.C. (the "Master Fund," and together with the Feeder Funds, the "Funds")

Dear Ms. DiAngelo:

As a follow up to our discussion on July 16, 2012 regarding certain regulatory filings made by the Funds, we confirm the following:

▪
In connection with the requirements of Rule 30e-1 to include disclosure regarding shareholder meetings in shareholder reports, the Funds will include the required information relating to the shareholder meetings held in September 2011 in the Funds' next shareholder reports.

▪
The cash and cash equivalents held by Multi-Strategy and Triton are invested in a money market fund, the name of which will be disclosed in the Funds' next shareholder reports.  Multi-Strategy Institutional and TEI Institutional hold their cash in cash accounts and are not invested in money market funds.

▪	The number of authorized Units of the Funds is unlimited, with no par value. This will be disclosed in future filings.

▪
The section of the notes to the financial statements entitled "Distribution Policy" is not intended to comply with the requirements of Item 10(1)(e) of Form N-2, but rather the disclosure contained in the prospectuses of Multi-Strategy and Multi-Strategy Institutional under the section "Dividends and Capital Gains" is intended to comply with this item.

▪	Future filings for the Feeder Funds will specify the member services that are being provided pursuant to the member services agreements.

▪
The member services fee for Multi-Strategy Institutional is 0.25% and not 0.15% as referenced in the notes to that Fund's financial statements.  This fee was increased on April 1, 2011.  This reference will be corrected in the next shareholder report for the Fund.

▪	Future filings for the Feeder Funds will disclose the fee minimums charged by the Administrator to the Funds.

▪	Future filings will state when recoupments to the Adviser expire in connection with the Feeder Funds' expense limitation agreements.

▪
Future filings for the Master Fund will provide more detail on Arden Sage 1099 Blocker Fund, LLC (the "Blocker Fund"), including that this entity was set up to facilitate investments by the Master Fund in a manner consistent with "regulated investment company" qualification requirements.

▪
Pursuant to Section 18(g) of the Investment Company Act of 1940, as amended, short-term borrowings not exceeding five percent of the total assets of an issuer are not considered senior securities.  During the year ended March 31, 2012, the borrowings by the Master Fund under the line of credit comprised less than five percent of the Fund's total assets and were repaid in approximately seven days.  Therefore, the Master Fund should not be subject to the senior securities disclosure required by Item 4.3 of Form N-2.

▪	Interest expense in connection with the Master Fund's line of credit has been included in "Other Expenses" in the Statement of Operations, because the amount is less than 5% of total expenses.

▪
The Deferred Income Tax Payable included in the Master Fund's Statement of Assets and Liabilities and the Tax Fee included in the Master Fund's Statement of Operations relate to tax liability at the Blocker Fund level.  This will be disclosed in future filings.

▪	The Master Fund's line of credit is collateralized by all of the Master Fund's investment holdings. A note to this effect will be added to the Schedule of Investments in future filings.

The Funds acknowledge that:

▪	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew Katz

Andrew Katz
Chief Financial Officer
Arden Sage Triton Fund, L.L.C.
Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C.
Arden Sage Multi-Strategy Fund, L.L.C.
Arden Sage Multi-Strategy Institutional Fund, L.L.C.
Arden Sage Multi-Strategy Master Fund, L.L.C.